Everbright Digital Holding Ltd.

Unit 1A, 10/F, C-Bons International Centre

108 Wai Yip Street, Kwun Tong

Hong Kong

March 21, 2025

Division of Corporation Finance

Office of Trade and Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn:	Ta Tanisha Meadows, Suying Li, Kate Beukenkamp and Taylor Beech

Re:	Everbright Digital Holding Ltd. Amendment No. 1 to Registration Statement on Form F-1 Filed March 14, 2025 File No. 333-28191

Dear Sir or Madam,

This letter is in response to your letter on March 21, 2025, in which you provided comments to the Registration Statement on Form F-1 of Everbright Digital Holding Ltd. (the “Company”) submitted to the U.S. Securities and Exchange Commission on March 14, 2025. On the date hereof, the Company has submitted an Amendment No. 2 to the Registration Statement on Form F-1 (“F-1/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 1 to Registration Statement on Form F-1 Filed March 14, 2025

Capitalization, page 50

1.	Your description in the third bullet point of the introductory paragraph does not appear to include the additional shares issued in December 2024 listed in the second bullet point. Please expand the third bullet point disclosure and revise the number of ordinary shares outstanding on an as adjusted basis disclosed in your capitalization table to reflect these issued shares. Please also disclose the number of ordinary shares outstanding on a pro forma basis in your capitalization table.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised our disclosure on page 50 of the F-1/A to expand the third bullet point disclosure, include the number of ordinary shares outstanding on an as adjusted basis and on a pro forma basis in our capitalization table.

Exhibits

2.	The Consent of Independent Registered Public Accounting Firm included as Exhibit 23.1 references their report dated June 27, 2024, except for Note 14, as to which the date is February 25, 2025. However, the audit report on page F-2 is dated February 24, 2025 for Note 14. Please obtain and file an updated consent that references the correct report date.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have filed a revised Exhibit 23.1 and the date for Note 14 is revised to February 25, 2025.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Leung Chun Yip
Chief Executive Officer